John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

July 8, 2013 Ms. Karen Rossotto U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On June 17, 2013, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of the Outfitter Fund (the “Fund”), a series of the Trust, relating to the approval of an investment management agreement between Outfitter Financial Corp. and the Trust with respect to the Fund.

     On July 1, 2013, you provided comments to me and my colleague, Cynthia Baughman, relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will include responses to the comments as described in this letter.

Shareholder Letter

1. Comment: In the shareholder letter, please include the time and place of the meeting in addition to the date of the meeting.

    Response: The Trust has revised the disclosure as you have requested.

General

2. Comment: Please confirm in your response that at least a majority of the non-interested trustees voted, in person, to approve the interim contract at the May 17, 2013 meeting of the Trust’s Board of Trustees (the “Board”).

Ms. Karen Rossotto U.S. Securities and Exchange Commission July 8, 2013

    Response: The Trust confirms that at the Board’s special meeting held on May 17, 2013, the interim contract was approved by a majority of the non-interested trustees in-person pursuant to Rule 15a-4(b)(2) under the Investment Company Act of 1940, as amended.

Shareholder Letter

3. Comment: Please modify the presentation of the disclosure relating to the internet availability of proxy materials such that the disclosure is presented in bolded text.

    Response: The Trust has revised the disclosure as you have requested.

Question & Answers

4. Comment: On the second question in this section, the disclosure indicates that Outfitter will serve as the Fund’s adviser – please revise this disclosure to state that Outfitter will continue to serve as the Fund’s adviser.

    Response: The Trust has revised the disclosure as you have requested.

Proxy Card

5. Comment: The shareholder letter notes that on the proxy card there is a toll-free number and website by which shareholders may vote; however, the form of proxy card include with the preliminary proxy statement did not provide these items. Please add to the proxy card.

    Response: The Trust has revised the disclosure as you have requested with respect to the inclusion of the toll-free number on the proxy card. However, the Trust has determined to remove the option for website voting and, as a result, has removed all reference in the proxy to that voting option.

Proposal: Approval of a New Management Agreement

6. Comment: Under the discussion of the prior investment advisory agreement, please state the date on which the existing advisory agreement was last submitted to vote of the shareholders of the Fund and include the purpose or the submission.

    Response: The Trust has revised the disclosure as you have requested.

7. Comment: Under the discussion of the fee waiver for the Fund, please disclose if the adviser can recoup expenses previously waived.

    Response: Under the fee waiver agreement, the adviser may not recoup expenses previously waived and, as such, the Trust has not added such disclosure to this section.

8. Comment: Under the “conflicts of interest” discussion in the sub-section entitled “Board Considerations in Approving the New Agreement,” please disclose any benefits derived by the adviser from its relationship with the Fund, such as any soft-dollar benefits, as applicable.

Ms. Karen Rossotto U.S. Securities and Exchange Commission July 8, 2013

    Response: The Trust has revised the disclosure as you have requested.

Payment of Proxy Expenses

9. Comment: Please disclose the anticipated costs of the proxy solicitation.

    Response: The Trust has revised the disclosure as you have requested.

*           *           *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively On behalf of The Law Offices of John H. Lively & Associates, Inc. A member firm of The 1940 Act Law GroupTM